EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$768	$777	$784	$703	$665
Add:
Fixed charges	397	392	398	349	322
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	(8)	(7)	(6)
Total earnings available for fixed charges	$1,165	$1,169	$1,174	$1,045	$981

Fixed Charges:
Interest expense	$392	$387	$394	$343	$314
Estimated interest portion of rentals
charged to expense	5	5	4	6	8
Total fixed charges	$397	$392	$398	$349	$322

Ratio of Earnings to Fixed Charges	2.9x	3.0 x	2.9 x	3.0 x	3.0 x